LRR Energy, L.P.
Heritage Plaza
1111 Bagby Street, Suite 4600
Houston, Texas 77002
(713) 292-9510

November 8, 2011

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:                    H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:                               LRR Energy, L.P.
Registration Statement on Form S-1
File No. 333-174017

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, LRR Energy, L.P. (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 to 3:00 p.m., Washington, D.C. time, on Thursday, November 10, 2011, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LRR Energy, L.P.

By:	LRE GP, LLC, its general partner

By:	/s/ Jaime R. Casas
	Name:	Jaime R. Casas
	Title:	Vice President, Chief Financial Officer and Secretary